Telefônica Brasil S.A.
Avenida Engenheiro Luis Carlos Berrini, 1376, 32nd Floor
04571-936 São Paulo – SP
Brazil

March 20, 2013

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC  20549

Re:	Notice of disclosure filed in Annual Report on Form 20-F under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities and Exchange Act of 1934, as amended, notice is hereby provided that Telefônica Brasil S.A. has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ended December 31, 2012, which was filed with the U.S. Securities and Exchange Commission on March 20, 2013. This disclosure can be found on page 63 of the Annual Report on Form 20-F and is incorporated by reference herein.

Respectfully submitted,

TELEFÔNICA BRASIL S.A.
By:	/s/ Paulo Cesar Pereira Teixeira
Name:	Paulo Cesar Pereira Teixeira
Title:	General and Executive Officer and as interim Chief Financial Officer, Control and Investor Relations Officer